

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2009

Via U.S. Mail and Fax (832) 615-8602

Mr. Keith E. St. Clair
Chief Financial Officer
Buckeye Partners, L.P.
Five TEK Park
9900 Hamilton Boulevard
Breinigsville, PA 18031

> **Re:** **Buckeye Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 1-09356**

Dear Mr. St. Clair:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2008 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Directors of Buckeye GP, page 124

Executive Officers of Buckeye, page 126

1.   We note particular ambiguities in the following biographical sketches:

   - Mr. Wylie (employment from November 2006 up to June 25, 2007);
   - Mr. Hobbs (months and years of employment prior to October 1, 2007);
   - Mr. Richard (months and years of employment prior to February 17, 2009);
   - Mr. Smith (employment from May 2003 up to June 2004); and
   - Mr. St.Clair (employment from "mid-2005" up to January 2006)

   Please supplementally provide us with modified disclosure that includes the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Our Compensation Philosophy, page 131

2.   We note your disclosure of an "executive compensation scheme" and your "most important performance metric". With regard to your compensation scheme and performance metrics, please supplementally provide us with modified disclosure that includes the specific information required by paragraphs (1)(iii)-(vi) and (2)(v)-(vii) of Item 402(b)Regulation S-K.

Compensation Restructuring, page 132

3.   We note your disclosure that Mr. Powers' salary was increased "based solely on the increase in his responsibilities" as acting CFO. Notwithstanding that the "various other elements" of his compensation were not reevaluated or examined, please supplementally provide us with modified disclosure that includes each element taken into account when determining Mr. Powers' compensation, as required by Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBITDA and Adjusted EBITDA, page 23

4.   Based on your disclosure in management's discussion and analysis as well as in the segment information footnote on page 21, we note EBITDA and Adjusted EBITDA are now the primary measures used by senior management to evaluate your operating results and to allocate your resources on a total consolidated and segment level. We also note your limited disclosure related to EBITDA and Adjusted EBITDA in your comparison of consolidated results for first quarter of 2009 versus first quarter of 2008 on page 25. Please tell us why EBITDA and Adjusted EBITDA are not discussed in more detail within the disclosure related to each of your reportable segments in management's discussion and analysis, if they are now considered primary measures in evaluating your operating results.

Energy Services, page 28

5.   We note you believe the most relevant statistic in analyzing results for the Energy Services segment is gross margin. Please tell us how this reconciles to your disclosure that EBITDA and Adjusted EBITDA are now the primary measures used by senior management to evaluate your operating results by segment. If gross margin is the most relevant statistic in analyzing results for the Energy Services segment, tell us why this measure of profit or loss is not included in your segment footnote as required by paragraph 25 of SFAS No. 131.

Further, it appears the gross margin for Energy Services is a segment measure that has been adjusted and may be considered a non-GAAP measure. Please tell us your evaluation of Energy Services gross margin as a non-GAAP measure under the guidance of Item 10(e) of Regulation S-K. Please tell us and disclose how to reconcile Energy Services gross margin to its nearest GAAP measure, operating income.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director